SANYO

**SANYO Electric Co., Ltd.**

5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181

02 JUN 17 AM 11:0

82-264

URGENT and IMPORTANT

02042295

June 11, 2002

To: Securities and Exchange Commission

Office of International Corporate Finance

Dear Sir/Madam,

SUPPL

RE: Request for document substitution

Please find enclosed a new document titled "Notice of the 78th Ordinary General Meeting of Shareholders." We request you to substitute the older one that we have forwarded to you on May 31st, 2002.

Best Regards,

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Takao Okazaki

Takao Okazaki
General Manager,
Corp. Finance & Accounting Group,
SANYO Electric Co., Ltd.

dw 7/3

Z-015

02 JUN 17 AM 11:52

(English Translation)
June 5, 2002

Yukinori Kuwano
Executive Director, President & C.O.O.
SANYO Electric Co., Ltd.
5-5, Keihan-Hondori 2-chome
Moriguchi City, Osaka, JAPAN

To the Shareholders

## NOTICE OF THE 78th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 78th Ordinary General Meeting of Shareholders of the Company shall be convened at the place and date given below. Your attendance is cordially requested.
If you are not attending the meeting in person, please read the reference materials attached hereto and kindly send to us by return mail the enclosed proxy form, duly filled in and signed.

### NOTES

1. Time & Date of the Meeting: Thursday, June 27, 2002, at 10:00 a.m.
2. Place of the Meeting: Satsuki Hall Moriguchi (Moriguchi City Civic Hall)
   13-1, Keihan-Hondori 2-chome Moriguchi City, Osaka, JAPAN
3. Agenda of the Meeting:

   Report to the Shareholders:

   Annual Business Report, Balance Sheet and Statement of Income for the 78th Term (April 1, 2001 to March 31, 2002)

   Agenda for the Shareholders' Meeting:

   Bill No. 1: Presentation and Approval of Proposed Appropriation of Retained Earnings for the 78th Term (April 1, 2001 to March 31, 2002)
   Bill No. 2: Acquisition of SANYO Shares
   A summary of this bill given in "Explanatory Voting Information" on page 24
   Bill No. 3: Partial Revisions to the Articles of Incorporation
   A summary of this bill given in "Explanatory Voting Information" on pages 24 - 28
   Bill No. 4: Election and Appointment of nine Directors
   Bill No. 5: Election and Appointment of three Corporate Auditors
   Bill No. 6: Granting Stock Purchase Rights per Stock Option Plan
   A summary of this bill given in "Explanatory Voting Information" on pages 35 - 36
   Bill No. 7: Granting Retirement Allowance for Retiring Directors
   Bill No. 8: Granting Retirement Allowance for Retiring Corporate Auditors

When you attend the meeting, please submit the proxy form enclosed herewith, upon your arrival at the place of the meeting.

# Annual Business Report

(From April 1, 2001 to March 31,2002)

## 1. OUTLINE OF BUSINESS PERFORMANCE

### (1) Business Progress and Performance

<u>General Business Situation</u>

The global economy this term showed even more the tendency toward deterioration. The IT slump, which has continued from the latter half of the previous term, has rippled across a broad range of industries and caused the economic recession to continue. The September 11 terrorist attacks also have had a negative impact on the economy.

The Japanese economy, also, was driven into a very severe business environment as consumer spending slumped due to the worsening employment situation and the plunge in stock prices. In addition, the competitiveness of Asian countries, including China, increased dramatically with the improvement of their technical capacities.

In the midst of these conditions, we have further accelerated "choosing our business lines" and "concentrating our resources." Specifically, we have addressed the issue of structural reforms through activities such as acquiring a nickel hydride battery business and housing business from other companies, selling our automatic vending machine business, establishing a joint venture for the organic ELs business with Eastman Kodak Co. in the USA, concluding a comprehensive tie-up agreement with Haier - the number one home electric appliance company in China, concluding a technical collaboration agreement with Samsung Electronics Co., Ltd. in Korea, and even starting a cooperative business with Sharp Corporation in the field of white goods.

At the same time, an analysis of the various business sectors shows that while Audio-visual & Information Communications Equipment including digital cameras and cellular phones has progressed smoothly, Electronic Devices, primarily semiconductors, have been enormously affected by the deterioration of the global market condition and slumped. Also, due to a decline in domestic consumer spending and curbing of capital investment, Home Appliances and Industrial & Commercial Equipment have been sluggish.

As a result, sales this term were down 12.4% from the previous year to 1 trillion 88,300 million yen. Within that total, domestic sales were down 12.5% from the previous year to 709,700 million yen, while exports were down 12.4% from the previous year to 378,600 million yen. The proportion of export sales to total sales was 34.8%.

For income, operating income was down 65.9% from the previous year to 7,600 million yen, while ordinary income was down 95.2% from the previous year to 1,500 million yen. Income for the term was down 88.1% from the previous year to 2,100 million yen.

Consolidated sales were down 6.1% from the previous year to 2 trillion 24,700 million yen, while operating income was down 50.2% from the previous year to 53,000 million yen. Income before income taxes was down 95.5% from the previous year to 3,200 million yen, and net income for the term was down 95.9% from the previous year to 1,700 million yen.

## Overviews for Each Business Sector

Sales for each business sector are outlined below.

### Audio-visual and Information Communications Equipment

We released new products with attractive features including the "Video Digital Cameras" with high quality picture and rapid shooting, and cellular phones equipped with a camera, which substantially increased sales. We also released a television with a built-in BS and 110° CS digital tuner in advance of the rest of the industry. The portable DVD navigation systems using a 7-inch wide TFT liquid crystal display were highly popular.

As a result, total sales were up 10.5% from the previous year to 434,600 million yen.

### Home Appliances

We released products that are differentiated from other companies including the world's first automatic washing machines with detergentless setting, double block cyclone vacuum cleaners which don't use paper bag filters, and microwave ovens with food browning capability.

However, due to such causes as a continuous price decline, total sales were down 16.9% from the previous year to 158,300 million yen.

### Industrial and Commercial Equipment

Sales of showcases for super markets decreased due to the rebound of the last-minute demand before the implementation of the Large-Scale Retail Stores Location Law in the previous term. Also, sales of kitchen related commercial equipment declined due to restrained private sector capital investment in the food service industry.

As for the vending machine business, it was transferred to SANYO Electric Vending Machine Co., Ltd. which is our subsidiary.

As a result, total sales were down 48.4% from the previous year to 64,400 million yen.

As for the shares of SANYO Electric Vending Machine Co., Ltd., all their shares were transferred to Fuji Electric Co., Ltd. on April 1, 2002.

### Electronic Devices

The semiconductor industry faced an unprecedented depression of the market. Particularly, sales of LSIs for computer peripherals decreased drastically.

Also, exports of electronic components declined.

As a result, total sales were down 26.7% from the previous year to 214,600 million yen.

### Batteries

In secondary batteries, which are our core products, we have increased our market share of all kinds, including batteries for information-related devices, through reinforcing the partnerships with our business partners.

On the other hand, due to the slowdown of the cellular phone market, decrease in demand for secondary batteries, and influence of the price decline resulting from fiercer market competition, sales declined.

As a result, total sales were down 10.4% from the previous year to 216,200 million yen.

(Sales by Sectors)

(Million yen)

| Sector | Sales amount | Share of Total Sales | As compared with the previous term |
|---|---|---|---|
| Audio-visual & Information Communications Equipment | 434,696 | 39.9% | 110.5% |
| Home Appliances | 158,330 | 14.6% | 83.1% |
| Industrial & Commercial Equipment | 64,460 | 5.9% | 51.6% |
| Electronic Devices | 214,686 | 19.7% | 73.3% |
| Batteries | 216,206 | 19.9% | 89.6% |
| Total | 1,088,381 | 100.0% | 87.6% |

## Overview of Research and Development

Our research and development headquarters has been integrated with each internal company to make our technology and product development efforts rapid and in tune with the market. Our R & D program is focused on two areas of technology: "digital and devices" and "energy and ecology."

During this term, we actively promoted cooperation with other companies, for example an agreement with Samsung Advanced Institute of Technology in Korea to promote technological cooperation in basic technology fields such as fuel batteries.

As a result, we developed the original new technologies and products below.

**<Digital and device related products>**

- Development of a cellular phone with 2.2-inch active organic EL display in conformity with a next generation standard IMT-2000.

- Development and commercialization of a standard picture quality digital television capable of receiving 110° CS digital broadcasting in addition to BS digital broadcasting.

- Development of a 40-inch TFT-LCD module for television, the world's first and largest as a mass production model.

- Development of a technology to realize a compact and high capacity magneto-optical disk with a small diameter of 50mm yet capable of recording 1.3GB of data, which will make digital disk movies possible.

- Development and commercialization of an optical pickup for DVD players using laser diodes with wavelength 780 and 650nm.

- Development of a blue-violet semiconductor laser best suited to be the light source of high capacity optical disk systems such as next generation DVDs, which realized lower noise and lower electric current by using our original stabilized-beam structure.

- Development of a system-in-package technology which realizes an ultra-thin highly functional circuit by adhering semiconductor chips directly to a copper-wiring pattern without using a supporting substrate.

- Development of a four-footed walking robot which can be utilized for domestic security systems and be operated by remote control using mobile communication devices. (Co-development with Tmsuk, Inc.)

**<Energy and ecology related products>**

- Development and commercialization of a compressor with two-step compression technology which realized high efficiency and high reliability through using $CO_2$ as the cooling medium which has less impact on global warming, and a heat pump water heater using this compressor.

- Development of the industry's first top-loading/drum type automatic washing machine with dryer, which achieved excellent washing/drying performance and is user-friendly.

- Development and commercialization of a microwave oven with food browning capability, in which pan-fried cooking is also possible.

- Development of a nitrogen removal technology using electrolytic method, which makes possible high speed removal of nitrogenous substances in waste water, which are recognized as causative agents of abnormal growth of red tide and others in closed water bodies such as lakes.

- Development of an IH food serving/dish cart for hospital food services, which makes it possible to serve food in the optimum temperature by being able to heat up 4 different selections at the appropriate temperature concurrently.

- Development of an absorption chiller-heater, which has realized the industry's highest level of efficiency (energy consumption efficiency: 1.1) and has fuel consumption 10% less compared to our conventional model.

- Development and commercialization of the industry's highest capacity manganese dioxide lithium battery for digital cameras.

## Overview of Capital Investment

This year we primarily directed our capital investment to the fields of devices such as batteries and semiconductors. In other areas of production, investments were limited to achieving rationalization and labor-force reduction. Including outlays for future business development, for example, the R & D facilities for organic EL displays, total capital investment for this year amounted to 46,500 million yen.

## Capital Procurement

We did not make new capital procurement through issuing corporate bonds or new stocks.

## (2) Future Outlook and Points Requiring Appropriate Measures

The overall world economy is now showing some signs of recovery, as the US economy, though still showing uncertainty, hit its cyclical bottom as a result of progress in inventory adjustment in the IT related industry. China remains strong, and Asia, once slumping, is now recovering.

In contrast, the Japanese economy has been affected by the continuous slowdown in capital investment and housing investment, financial instability, high unemployment rate, and decline in consumer confidence. It is predicted that the current condition in which a clear economic recovery cannot be anticipated will continue.

Amid this business climate, based on our medium-range management plan - "Challenge 21," we will rapidly implement the following business reforms:

**1. Accelerate our business structure reforms**

We will further accelerate the reforms of our business models through such activities as continuously promoting choosing and concentrating of our business lines, consolidating our mature businesses, restructuring our global production systems, and having cooperation with other companies.

**2. Expand our products to be No.1 in the market**

We will work to increase the number of our products which are No. 1 in the market by concentrating on efficient technology development and rapid application of those technologies to business operation. This will be promoted by the company-wide project aiming to reinforce our product development power and reorganization of the research and development division.

**3. Promote low-cost operations**

- Based on our company-wide productivity improvement project - "Smart 21," we will reinforce our product development power and production power, and improve product quality.
- Based on "PIC 21," the Procurement Innovation for Total Cost-reduction, we will realize the reduction of overall material cost through the development and production divisions working in cooperation with each other.
- We will further improve the efficiency of indirect affairs by making active use of IT.

**4. Reform various systems related to personnel affairs**

Aiming to create work places with a spirit of challenge and achievement, we will conduct reforms of the personnel affairs related systems based on the principle of having a thoroughgoing performance-based system.

In addition, we will be actively involved in new business development in the fields of distribution services and financial services to increase profitability throughout the group.

Furthermore, the entire SANYO group will make an all-out effort to improve the brand image of the whole enterprise through communicating our stance on environmental activities and our technical capacity to the world using "Solar Ark," a large-scale solar power generation system built in the Gifu plant as a symbolic tower.

Through actively promoting these activities, we will work to increase profitability, improve the brand image of the company, and vigorously strive to maximize enterprise value.

We would like to ask all of our shareholders for their continued support.

### (3) Business Results and Assets of the Past 4 Years

| Fiscal year / Items | Fiscal 1998 (The 75th) (Apr. 1, 1998 to Mar. 31, 1999) | Fiscal 1999 (The 76th) (Apr. 1, 1999 to Mar. 31, 2000) | Fiscal 2000 (The 77th) (Apr. 1, 2000 to Mar. 31, 2001) | Fiscal 2001 (The 78th) (Apr. 1, 2001 to Mar. 31, 2002) |
|---|---|---|---|---|
| Sales | ¥ 1,076,584 Mil. | ¥ 1,121,579 Mil. | ¥ 1,242,857 Mil. | ¥ 1,088,381 Mil. |
| Ordinary Income | ¥ 10,379 Mil. | ¥ 13,131 Mil. | ¥ 31,728 Mil. | ¥ 1,519 Mil. |
| Net Income | ¥ 3,890 Mil. | ¥ -48,806 Mil. | ¥ 17,596 Mil. | ¥ 2,101 Mil. |
| Net Income per Share | ¥ 2.02 | ¥ -25.83 | ¥ 9.40 | ¥ 1.12 |
| Total Assets | ¥ 1,453,596 Mil. | ¥ 1,510,927 Mil. | ¥ 1,563,107 Mil. | ¥ 1,359,083 Mil. |
| Net Assets | ¥ 689,316 Mil. | ¥ 639,862 Mil. | ¥ 642,953 Mil. | ¥ 607,642 Mil. |
| Net Assets per Share | ¥ 361.99 Mil. | ¥ 341.75 Mil. | ¥ 343.40 Mil. | ¥ 324.91 Mil. |

(Note) Net income per share is calculated on the basis of the total average number of shares issued during the term. Net assets per share are calculated on the basis of the total number of shares issued at the end of each term. From fiscal 2001, treasury stocks are excluded from the total average number of shares issued during the term and the total number of shares issued at the end of each term.

In fiscal 1999, the domestic economy continued slumping. We planned and implemented reforms to reinforce our competitiveness by introducing an internal company system and reforms in our management system such as the establishment of an executive officer system. We increased efficiency in management across-the-board. As a result, our sales and ordinary income increased, but net income showed a loss due to an accounting revision for accrued severance indemnities.

In fiscal 2000, we speedily promoted our business structure reforms through such activities as expanding our operating base in the digital equipment market, actively developing businesses in the field of key devices, and implementing thorough low cost operation in the fields of home appliances and industrial/commercial equipment. As a result, our sales, ordinary income, and net income all increased.

An outline of business for fiscal 2001 is provided in section (1) Business Progress and Performance.

# 2. OUTLINE OF THE COMPANY

## (1) Major Businesses

We mainly manufacture and sell audio-visual and information communications equipment, home appliances, industrial and commercial equipment, electronic devices, batteries and their related businesses. These major products are listed below.

### Audio-visual and Information Communications Equipment

Color TVs, Video Cassette Recorders (VCRs), video cameras, digital cameras, liquid crystal projectors, hi-vision systems, CD players, MD players, car stereos, compact disks, optical pickups, personal computers, facsimiles, cordless phones, cellular phones, PHS mobile phones, PHS cell stations, medical computers, navigation systems, CRT displays, LCDs, CD-R/RW drives, and DVD-ROM drives

### Home Appliances

Refrigerators, freezers, washing machines, dryers, microwave ovens, air-conditioners, cleaners, electric fans, massage chairs, dishwasher/dryers, electromagnetic cookers, toasters, rice cookers, garbage disposals, system kitchens, electric and oil heaters, air cleaners, dehumidifiers, battery-assisted bicycles, electrical equipment for bicycles, pumps, medical sterilizers, medical cold storage equipment, ultra-deep freezers, tablet packaging machines, and compressors for freezing, refrigerating and air-conditioning

### Industrial and Commercial Equipment

Showcases for freezing, refrigerating and cold water, refrigerated showcases for supermarkets, commercial refrigerator-freezers, prefab refrigerator-freezers, ice makers, package-type air-conditioners, gas engine heat pump air-conditioners, gas-fired absorption heater/chillers, vending machines, dispensers, golf-cart systems, and chip mounters

### Electronic Devices

MOS-LSIs, BIP-LSIs, thick film ICs, liquid crystal panels, LEDs, transistors, diodes, semiconductor lasers, organic semiconductor capacitors, and other electronic components

### Batteries

Nickel-cadmium batteries, lithium-ion batteries, nickel-hydrogen batteries, lithium batteries, alkaline-manganese batteries, solar cells, photovoltaic power generating systems and battery application products such as electric shavers

## (2) Major Sales Offices and Plants

| Names | Locations |
|---|---|
| Headquarters | Moriguchi City, Osaka |
| Multimedia Company | Daito City, Osaka |
| Multimedia Product Development Center | Daito City, Osaka |
| TV & Visual Display Products Division | Daito City, Osaka |
| Video Imaging Systems Division | Daito City, Osaka |
| Optical Device Division | Oizumi-cho, Gunma |
| Medical Systems Division | Bunkyo-ku, Tokyo |
| Home Appliances Company | Oizumi-cho, Gunma |
| Product Development Center | Oizumi-cho, Gunma |
| Laundry & Cooking Appliances Division | Otsu City, Shiga |
| Motor Applied Products Division | Kasai City, Hyogo |
| Refrigeration Products Division | Oizumi-cho, Gunma |
| Compressor Division | Oizumi-cho, Gunma |
| Commercial Equipment Systems Company | Bunkyo-ku, Tokyo |
| Food Service Systems Division | Oizumi-cho, Gunma |
| Semiconductor Company | Oizumi-cho, Gunma |
| Semiconductor Technology Development Center | Oizumi-cho, Gunma |
| Hyper Device Division | Oizumi-cho, Gunma |
| Module Systems Division | Oizumi-cho, Gunma |
| LSI Division | Oizumi-cho, Gunma |
| System LSI Division | Oizumi-cho, Gunma |
| LCD Division | Oizumi-cho, Gunma |
| Marketing Division | Taito-ku, Tokyo |
| Overseas Marketing Division | Taito-ku, Tokyo |
| Soft Energy Company | Sumoto City, Hyogo |
| Energy R&D Center | Sumoto City, Hyogo |
| CRM Division | Sumoto City, Hyogo |
| SCM Division | Sumoto City, Hyogo |
| Technology Division | Sumoto City, Hyogo |
| Operation Division | Matsushige-cho, Tokushima |
| Clean Energy Division | Sumoto City, Hyogo |
| Lighting & Portable Energy Product Division | Sumoto City, Hyogo |
| Business Development Headquarters | Moriguchi City, Osaka |
| New Business Development Division | Moriguchi City, Osaka |
| Home Equipment Systems Division | Moriguchi City, Osaka |
| Government & Institutional Market Development Headquarters | Moriguchi City, Osaka |
| Research and Development Headquarters | Hirakata City, Osaka |
| New Materials Research Center | Hirakata City, Osaka |
| Mechatronics Research Center | Hirakata City, Osaka |
| Hypermedia Research Center | Anpachi-cho, Gifu |
| Microelectronics Research Center | Anpachi-cho, Gifu |
| Eco-energy Systems Research Center | Oizumi-Cho, Gunma |

Notes: The following organizational changes were effective as of April 1, 2002.

1. In Multimedia Company, the Multimedia Product Development Center, in order to clarify its function, has been renamed the Multimedia Development Center. At the same time, for the purpose of reinforcing the business operation structure, the Sales And Marketing Division has been newly established.

| | |
|---|---|
| Sales And Marketing Division | Daito City, Osaka |

2. The Compressor Division has been separated from Home Appliance Company to be put under the direct jurisdiction of the head office and has been renamed the Compressors & Systems Division.

3. Due to convergence of STN businesses, the LCD Division of Semiconductor Company has been dissolved in order to develop to a new stage.

4. In order to reinforce organizational functions and promote business operations with higher efficiency, Soft Energy Company has consolidated the SCM Division into the Operation Division, and the Lighting & Portable Energy Product Division into the Clean Energy Division. At the same time, the R&D Division has been newly established, under which Energy R&D Center has become an umbrella organization.

| | |
|---|---|
| R&D Division | Kobe City, Hyogo |

5. For the purpose of reinforcing our technical capacity, the Research and Development Headquarters was reorganized from its former 5 center structure to a 3 center structure (the Materials and Devices Development Center, Digital Systems Development Center, and Ecology and Energy Systems Development Center) and was renamed the Technology R&D Headquarters.

| | |
|---|---|
| Technology R&D Headquarters | Hirakata City, Osaka |
| Materials and Devices Development Center | Hirakata City, Osaka |
| Digital Systems Development Center | Anpachi-cho, Gifu |
| Ecology and Energy Systems Development Center | Oizumi-Cho, Gunma |

## (3) Share Ownership

- Number of stocks authorized to be issued : 4,921,196,000 shares
- Total capital stocks issued : 1,872,334,767 shares
  (Number of stocks issued upon conversion of convertible bonds during this term : 0 shares)
- Number of stockholders : 183,764 persons
- The 10 largest stockholders

| Name of stockholders | Number of shares and percentage | | Number of shares owned by SANYO | |
|---|---|---|---|---|
| | shares | % | shares | % |
| Japan Trustee Services Bank, Ltd. (trust account) | 109,862,000 | 5.87 | —— | — |
| The Sumitomo Mitsui Banking Corporation | 86,556,781 | 4.62 | 64,113,445 | 1.12 |
| The Asahi Bank, Limited | 67,472,402 | 3.60 | —— | — |
| The Mitsubishi Trust and Banking Corporation (trust account) | 63,208,000 | 3.38 | —— | — |
| Sumitomo Mutual Life Insurance Company | 60,707,000 | 3.24 | —— | — |
| UFJ Trust Bank Ltd. (trust account A) | 58,910,000 | 3.15 | —— | — |
| Nippon Life Insurance Company | 58,238,145 | 3.11 | —— | — |
| SANYO Electric Employees Share Ownership | 46,851,312 | 2.50 | —— | — |
| The Dai-Ichi Mutual Life Insurance Company | 40,427,000 | 2.16 | —— | — |
| The Sumitomo Trust and Banking Co., Ltd. | 36,032,000 | 1.92 | 10,175,137 | 0.70 |

(Note 1) Preference shares issued by Sumitomo Mitsui Banking Corporation and The Sumitomo Trust and Banking Co., Ltd., not provided with voting rights are not included in the calculation of the percentage of SANYO's share holdings in these institutions.

(Note 2) Our company holds 39,970,162 shares (the percentage of share holdings: 0.71%) out of the total shares of Daiwa Bank Holdings, Inc. (The Asahi Bank, Limited. is a wholly owned subsidiary of Daiwa Bank Holdings, Inc.)

- Acquisition, disposal, and holding of SANYO Shares

(1) Acquired Shares

① Acquisition for transferring to directors, executive officers, and other employees of SANYO Electric Co., Ltd.

Common Shares 1,017,000 shares Total acquisition cost 762,995,000 yen

② Acquisition by buying out shares less than a new unit (includes shares less than a unit).

Common Shares 251,550 shares Total acquisition cost 167,808,609 yen

(2) Disposed Shares

Common Shares 142,000 shares Total disposal cost 100,985,000 yen

(3) Stock holdings at the settlement period

Common shares 2,161,204 shares

## (4) Directors and Corporate Auditors

| Position | Name | Principal responsibilities |
|---|---|---|
| Chairman | Satoshi Iue | Chairman and Chief Executive Officer |
| President | Yukinori Kuwano | President and Chief Operating Officer |
| Executive Director | Yoshio Shimoda | Executive Vice President and Chief Financial Officer |
| Executive Director | Motoharu Iue | |
| Director | Corazon C. Aquino | Chairperson of the Benigno S. Aquino. Jr. Foundation |
| Director | Nobuaki Kumagai | President and Director General of Institute of Nuclear Safety System, Incorporated |
| Director | Sadao Kondo | Chairman of Tottori SANYO Electric Co., Ltd. |
| Director | Yasusuke Tanaka | Executive Officer<br>General Manager of Business Development Headquarters and Government & Institutional Market Development Headquarters |
| Director | Junichiro Yano | Executive Officer<br>Tokyo Plant and Ashikaga Plant |
| Director | Toshimasa Iue | Executive Officer<br>President of Soft Energy Company |
| Director | Sunao Okubo | Executive Officer<br>Finance |
| Director | Yoichiro Furuse | Executive Officer<br>Strategy |
| Corporate Auditor (Full-time) | Akihide Kawanaka | |
| Corporate Auditor (Full-time) | Shigeru Sakata | |
| Corporate Auditor (Full-time) | Ryoto Tominaga | |
| Corporate Auditor (External) | Sotoo Tatsumi | Executive Counselor of The Sumitomo Mitsui Banking Corporation |
| Corporate Auditor (External) | Takao Sudo | Chairman of STC Co., Ltd. |

Notes:

1. Messrs. Sotoo Tatsumi, Corporate Auditor and Takao Sudo, Corporate Auditor are External Auditors as provided in clause 1, Article 18 of The Supplementary Act to Commercial Law.
2. Change of Directors this term
   (1) Mr. Yoichiro Furuse was newly elected Director at the 77th ordinary general meeting of shareholders held on June 28, 2001, and assumed the position offered.
   (2) Mr. Masaho Sugimoto retired as Directors at the expiration of his terms on June 28, 2001.

3. As of April 1, 2002, "Principal responsibilities or positions" of Directors have been changed as follows:

| Position | Name | Principal responsibilities or positions |
|---|---|---|
| Director | Yasusuke Tanaka | Executive Officer<br>General Manager of Business Development Headquarters<br>Chairman of SANYO Homes Co., Ltd. |
| Director | Junichiro Yano | Executive Officer<br>Tokyo Plant special appointment |
| Director | Toshimasa Iue | Executive Officer<br>President of Soft Energy Company<br>Supervisor of Parts Divisions |
| Director | Yoichiro Furuse | Executive Officer<br>Strategy<br>Supervisor of Administrative Divisions |

4. The following officers assumed their position as of April 1, 2001.

| Position | Name | Principal responsibilities or positions |
|---|---|---|
| Chairman & Chief Executive Officer | Satoshi Iue | CEO (Chief Executive Officer) |
| President & Chief Operating Officer | Yukinori Kuwano | COO (Chief Operating Officer) |
| Executive Vice President | Yoshio Shimoda | CFO (Chief Financial Officer) |
| Executive Officer | Yasusuke Tanaka | General Manager of Business Development Headquarters and Chairman of SANYO Homes Co., Ltd. |
| Executive Officer | Junichiro Yano | Tokyo Plant special appointment |
| Executive Officer | Toshimasa Iue | President of Soft Energy Company<br>Supervisor of Parts Divisions |
| Executive Officer | Sunao Okubo | Finance |
| Executive Officer | Yoichiro Furuse | Strategy<br>Supervisor of Administrative Divisions |
| Senior Officer | Hiromoto Sekino | Liaison, Environment, Risk Management and Tokyo Area |
| Senior Officer | Masabumi Kawano | Tokyo Plant |
| Senior Officer | Tadahiko Tanaka | President of Semiconductor Company |
| Senior Officer | Eiji Kotobuki | President of Multimedia Company and President of SANYO Telecommunications Co., Ltd. |
| Senior Officer | Akira Kan | President of Home Appliances Company |

(To be continued)

| | | |
|---|---|---|
| Officer | Hitoshi Komada | Commercial Equipment Systems Company |
| Officer | Akiyoshi Takano | President of SANYO Sales & Marketing Corporation |
| Officer | Fusao Terada | Technology and IP, and General Manager of Technology R&D Headquarters |
| Officer | Akira Yoshida | President of SANYO Electric (China) Co., Ltd. |
| Officer | Satoshi Inoue | President of SANYO Electronic Components Co., Ltd. |
| Officer | Tadao Shimada | President of SANYO Electric Air Conditioners Co., Ltd. |
| Officer | Shosaku Kurome | General Manager of Government & Institutional Market Development Headquarters |
| Officer | Osamu Kajikawa | Corporate Administration & Human Resources |
| Officer | Hideo Yamase | Corporate Advisor of SANYO Electric Logistics Co., Ltd. |
| Officer | Hiroshi Ono | Executive Vice President of Multimedia Company<br>General Manager of Video Imaging Systems Division |

## (5) Employees

| Number of Employees (Increase or Decrease) | | | Average Age | Average Service Term |
|---|---|---|---|---|
| Male | 13,903 | (- 2,208) | 40 years 8 months | 19 years 6 months |
| Female | 3,336 | (- 665) | 35 years 8 months | 16 years 4 months |
| Total | 17,239 | (- 2,873) | 39 years 9 months | 18 years 10 months |

(Note) The total number of employees, including those lent to related companies, is 28,944.

## (6) Affiliated Companies

① Relation to parent company: None

② Major Subsidiaries

| Name | Capital | Percentage Owned by SANYO | Business |
|---|---|---|---|
| SANYO Electric Credit Co., Ltd. | ¥ 11,924 Mil. | 51.1% | Installment Sales and Lease of Electrical Equipment |
| Tottori SANYO Electric Co., Ltd. | ¥ 4,000 Mil. | 55.8% | Manufacture and Sales of Audio Equipment, Information Systems, Electronic Parts, and Home Appliances |
| Niigata SANYO Electronic Co., Ltd. | ¥ 37,500 Mil. | 100.0% | Manufacture and Sales of Semiconductor |
| SANYO Electric Vending Machine Co., Ltd. | ¥ 9,700 Mil. | 100.0% | Manufacture and Sales of Vending Machines |
| SANYO Electric Air Conditioning Co., Ltd. | ¥ 6,350 Mil. | 100.0% | Manufacture and Sales of Air Conditioning Equipment |
| SANYO Telecommunications Co., Ltd. | ¥ 3,000 Mil. | 100.0% | Manufacture, Sales and Installation of Communications equipment |
| SANYO Sales & Marketing Corporation | ¥ 3,804 Mil. | 100.0% | Sales and Import/Export of Electrical Equipment |
| SANYO Electric Commercial Equipment Co., Ltd. | ¥ 300 Mil. | 100.0% | Sales and Installation of Refrigerator -freezers and Kitchen Appliances |
| SANYO Semicon Device Co., Ltd. | ¥ 300 Mil. | 100.0% | Sales of semiconductors |
| SANYO North America Corporation | US$367,405 thousand | (12.0%) 100.0% | Sales of Electrical Equipment and Local General Business |
| SANYO Manufacturing Corporation | US$63,835 thousand | 100.0% | Manufacture and Sales of Color TVs and others |
| SANYO Energy (USA) Corporation | US$10,000 thousand | (100.0%) 100.0% | Manufacture and Sales of Batteries |
| SANYO Electric (Hong Kong) Limited | HK$155,000 thousand | (2.8%) 100.0% | Sales of Electrical Equipment |
| SANYO Semiconductor (H.K.) Co., Ltd. | HK$15,000 thousand | (100.0%) 100.0% | Sales of Semiconductors |

(Note)

1. Figures in parenthesis represent the percentage of shares owned indirectly by SANYO Electric Co., Ltd.
2. In regard to SANYO Electric Vending Machine Co., Ltd., all their shares were transferred to Fuji Electric Co., Ltd. on April 1, 2002.
3. SANYO Sales & Marketing Corporation is a new name for the company formed after consolidation of SANYO Life Electronics Co., Ltd. and SANYO Electric Trading Co. Ltd. on October 1, 2001.

③Consolidated results

Here is an overview of our consolidated results from 1997-1999.

| Fiscal year / Items | Fiscal 1999 (Apr. 1, 1999 to Mar. 31, 2000) | Fiscal 2000 (Apr. 1, 2000 to Mar. 31, 2001) | Fiscal 2001 (Apr. 1, 2001 to Mar. 31, 2002) |
|---|---|---|---|
| Sales | ¥ 1,940,378 Mil. | ¥ 2,157,318 Mil. | ¥ 2,024,719 Mil. |
| Income before income taxes | ¥ 36,953 Mil. | ¥ 73,484 Mil. | ¥ 3,274 Mil. |
| Net income | ¥ 21,686 Mil. | ¥ 42,201 Mil. | ¥ 1,727 Mil. |
| (Reference) | | | |
| Number of companies consolidated | 125 | 127 | 124 |
| Companies applicable using equity method | 45 | 50 | 52 |

(Note 1) All of our consolidated financial reports are prepared in conformity with U.S. accounting standards.
(Note 2) The notation system has been changed since Fiscal 2000; accordingly, the notation of "Income before income taxes" for Fiscal 1999 has also been changed.

④ Technical Assistance

| Name | Country | Content |
|---|---|---|
| Lucent Technologies GRL Corporation | U.S.A. | Patent license on mobile phones and audio/video products |
| Texas Instrument, Incorporated | U.S.A. | Patent license on semiconductor materials, joining materials, semiconductor elements and semiconductor systems |
| Gemster Development Corporation | U.S.A. | Patent license on VCR |
| Agere Systems Inc. | U.S.A. | Patent license on semiconductor systems |
| GE Technology Development, Inc. | U.S.A. | Patent license on digital cameras |
| Koninklijke Philips Electronics N.V. | Netherlands | Patent license on CD-RW drives |
| Philips Export B.V. | Netherlands | Patent license on nickel-metal hydride batteries |

## (7) Loan Payable

| Lender | Borrowings | Number and percentage share of Stocks Held by Lender in SANYO | |
|---|---|---|---|
| | | Shares | % |
| Japan Bank For International Cooperation | ¥2,218 Mil. | ———— | —— |

# 3. IMPORTANT MATTERS AFFECTING THE COMPANY ARISING AFTER THE FISCAL TERM

None.

# BALANCE SHEET

As of March 31, 2002

Million Yen

| ITEM | AMOUNT | ITEM | AMOUNT |
|---|---|---|---|
| (ASSETS) | | (LIABILITIES) | |
| **Current Assets** | **533, 912** | **Current liabilities** | **388, 464** |
| Cash & Cash equivalents | 140,445 | Trade notes payable | 3,394 |
| Trade notes receivable | 8,352 | Trade accounts payable | 207,689 |
| Trade accounts receivable | 190,875 | Short-term loans | 1,809 |
| Finished products | 69,835 | Commercial paper | 20,000 |
| Materials & work in process | 63,168 | Current installment of bonds | 20,000 |
| Prepaid expenses | 400 | Other payable | 76,185 |
| Deferred income taxes | 11,030 | Accrues income taxes | 342 |
| Short-term loans | 3,655 | Accrued expenses | 24,183 |
| Receivables | 25,917 | Deposits received | 33,372 |
| Other current assets | 21,137 | Accrued warranty | 976 |
| Allowance for doubtful accounts | -906 | Other current liabilities | 509 |
| **Fixed Assets** | **825, 170** | **Non-Current Liabilities** | **362, 976** |
| **Tangible Fixed Assets** | **298, 835** | Bonds payable | 170,000 |
| Buildings | 98,950 | Convertible bonds payable | 55,551 |
| Structures | 10,309 | Other long-term debts | 667 |
| Machinery & equipment | 111,202 | Accrued retirement allowance | 135,485 |
| Vehicles | 152 | Other non-current liabilities | 1,273 |
| Tools, furniture & fixtures | 18,240 | **Total Liabilities** | **751, 440** |
| Land | 55,337 | | |
| Construction in progress | 4,642 | (STOCKHOLDERS' EQUITY) | |
| **Intangible Fixed Assets** | **13, 883** | **Common Stock** | **172, 241** |
| Software | 12,842 | **Legal Reserves** | **267, 288** |
| Utility rights | 60 | Additional paid-in capital | 234,742 |
| Others | 980 | Legal revenue reserve | 32,546 |
| **Investment & Others** | **512, 451** | **Retained Earnings** | **198, 445** |
| Investment in securities | 119,245 | Reserve for special depreciation | 613 |
| Investment in subsidiaries | 282,657 | Reserve for retirement allowance | 300 |
| Long-term loans | 7,844 | Reserve for dividends | 14,160 |
| Long-term prepaid expenses | 13,012 | Deferred gains on Sale of fixed assets | 119 |
| Deferred income taxes | 77,283 | | |
| Others | 12,442 | General reserve | 167,000 |
| Allowance for doubtful accounts | -34 | Unappropriated retained earnings at end of year | 16,252 |
| | | (Net income) | (2,101) |
| | | **Unrealized holding gain of Available-for-sale securities** | -28,522 |
| | | **Treasury stock** | **-1, 811** |
| | | **Total Stockholders' Equity** | **607, 642** |
| **TOTAL** | **1, 359, 083** | **TOTAL** | **1, 359, 083** |

(Notes)

| | | | | | | |
|---|---|---|---|---|---|---|
| 1. | Current receivables from subsidiaries | | | ¥ | 171,618 | million |
| 2. | Non-current receivables from subsidiaries | | | ¥ | 7,272 | million |
| 3. | Current liabilities to subsidiaries | | | ¥ | 61,506 | million |
| 4. | Accumulated depreciation of tangible fixed assets | | | ¥ | 580,892 | million |
| 5. | Reduced book value of tangible fixed assets | | | ¥ | 300 | million |

6. There are significant leased assets off the Balance Sheet; which are principally the computers under lease agreement.

7. Major assets and Liabilities in foreign currency

| | | | | | | |
|---|---|---|---|---|---|---|
| Receivables | US$ | 29,872 | thousand | (¥ | 3,980 | million) |
| Investment securities | NT$ | 887,282 | thousand | (¥ | 5,669 | million) |
| | US$ | 42,370 | thousand | (¥ | 4,932 | million) |
| Investments in subsidiaries | US$ | 703,508 | thousand | (¥ | 90,201 | million) |
| | Singapore-$ | 310,728 | thousand | (¥ | 21,453 | million) |
| | Won | 33,083,405 | thousand | (¥ | 8,115 | million) |
| | Malaysia-$ | 104,345 | thousand | (¥ | 4,633 | million) |
| | Euro | 28,668 | thousand | (¥ | 3,777 | million) |
| | Hong Kong-$ | 140,300 | thousand | (¥ | 3,082 | million) |
| | GBP | 15,895 | thousand | (¥ | 3,053 | million) |
| | Philippine Peso | 804,000 | thousand | (¥ | 3,024 | million) |
| | Baht | 540,000 | thousand | (¥ | 2,830 | million) |
| Trade accounts payable | US$ | 27,133 | thousand | (¥ | 3,615 | million) |

| | | | | |
|---|---|---|---|---|
| 8. | Guarantee | ¥ | 33,129 | million |
| | Guarantee reserve | ¥ | 96,249 | million |
| 9. | Net income per share | ¥ | 1.12 | |

10. The amount less than one million yen is omitted.

# STATEMENT OF INCOME

April 1, 2001 - March 31, 2002
Million Yen

| ITEM | AMOUNT | |
|---|---|---|
| (ORDINARY INCOME & EXPENSES) | | |
| Operating Income & Expenses | | |
| Net sales | | 1,088,381 |
| Cost of sales | 944,337 | |
| Selling, general & administrative expenses | 136,405 | 1,080,742 |
| Operating income | | 7,638 |
| Non-operating Income & Expenses | | |
| Non-operating income | | |
| Interest income | 1,177 | |
| Dividend income | 9,628 | |
| Others | 30,213 | 41,019 |
| Non-operating expenses | | |
| Interest expense | 5,895 | |
| Others | 41,242 | 47,138 |
| ORDINARY INCOME | | 1,519 |
| (SPECIAL GAIN & LOSS) | | |
| Special gain | | |
| Gain on sale of fixed assets | 5,251 | |
| Transfer from allowance for doubtful accounts | 645 | 5,896 |
| Special loss | | |
| Loss on sales of fixed assets | 4,200 | 4,200 |
| LOSS BEFORE INCOME TAXES | | 3,215 |
| Corporation tax, Resident tax and Business tax | | 100 |
| Income taxes-deferred | | 1,014 |
| NET INCOME | | 2,101 |
| Unappropriated retained earnings brought forward | | 19,762 |
| Interim dividends | | 5,610 |
| UNAPPROPRIATED RETAINED EARNINGS AT END OF YEAR | | 16,252 |

(NOTES)

1. Net sales to subsidiaries ¥ 564,459 million
2. Purchases from subsidiaries ¥ 387,657 million
3. Transactions other than operating transactions with subsidiaries ¥ 56,487 million
4. The amount less than one million yean is omitted.

<Summary of Significant Accounting Policies>

1. Valuation standard and valuation method of assets

   Inventories are stated at cost as follows:

   Finished goods and work in process—Gross average method
   Raw materials—Moving average cost method
   Parts—First-in first-out method

   Securities are stated as follows:

   Shares of subsidiaries and affiliates—Valuation at cost by moving average cost method
   Other securities with market value—Valuation at market value based on the market price of settlement day, etc.
   (Direct capitalization method for variance of the estimate)
   Other securities without market value—Valuation at cost by moving average cost method
   Securities managed by cash in trust—Valuation at market value

   Derivatives are stated at market value.

2. Depreciation of tangible fixed assets is calculated by the declining balance method.
   Fixed percentage on reducing balance method
   Note that, depreciation on buildings acquired after April 1, 1998 (excluding annexes) is calculated according to the straight-line method.

3. Reserve for retirement allowances is appropriated for the preparation of retirement allowance payments to employees based on the anticipated amount of retirement allowance liabilities and pension assets at the end of this business year.
   In addition, any discrepancy will be accounted for as an expense in the following business year using the fixed amount method based on the average length of the employees' remaining service years at the end of the fiscal year.

4. No consumption tax is included in Statement of Income.

## PROPOSED APPROPRIATION OF RETAINED EARNINGS

| | | |
|---|---|---|
| **UNAPPROPRIATED RETAINED EARNINGS AT END OF YEAR** | **16,252,963,548** | **(YEN)** |
| The above shall be appropriated as follows: | | |
| Cash dividends: ¥ 3.00 per share | 5,610,520,689 | |
| Bonuses to officers | 70,000,000 | |
| (Bonus to Directors) | (60,000,000) | |
| (Bonus to Corporate Auditors) | (10,000,000) | |
| Reserve for special depreciation | 4,921,891 | |
| Unappropriated retained earnings to be carried forward | 10,567,520,968 | |

(Notes)

1. Amount used of Reserve for special depreciation is in accordance with "The Exceptions to Japanese Tax Laws."
2. The Company paid interim dividends amounting to 5,610,877,107 yen (3.0 yen per share) on December 10, 2001.

# COPY OF AUDIT REPORT OF THE ACCOUNTING AUDITORS

AUDIT REPORT

April 22, 2002

Mr. Yukinori Kuwano
President
SANYO Electric Co., Ltd.

ChuoAoyama Audit Corporation
Executive Partner, Engagement Partner
C.P.A. Shinko Nakazato

Executive Partner, Engagement Partner
C.P.A. Masahiko Iwahori

Engagement Partner
C.P.A. Hirokazu Kagechi

In accordance with Article 2 of "The Law for Special Exceptions to Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha", we have examined the Balance Sheet, Statement of Income, Annual Business Report (restricted to accounting items), Statement of Proposed Appropriation of Retained Earnings and Supporting Schedules (restricted to accounting items) of SANYO Electric Co., Ltd. for the 78th fiscal year from April 1, 2001 to March 31, 2002. The accounting items included in the Annual Business Report and Supporting Schedules which were subjected to audit are those that ate recorded in the books of account.

Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records as we considered necessary in the circumstances. Also, in these tests, included were tests of subsidiaries that we deemed necessary.

As a result of our audit, we state our opinion as follows:

(1) The Balance Sheet and Statement of Income present fairly the financial position and results of operations of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.
(2) The Annual Business Report (restricted to accounting items) shows correctly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.
(3) The Proposed Appropriation of Retained Earnings is prepared in accordance with applicable laws and regulations and the Articles of Incorporation.
(4) The Supporting Schedules (restricted to accounting items) lack no matters to be indicated under the regulations of the Commercial Code.

The ChuoAoyama Audit Corporation and engagement partners have no interests in SANYO Electric Co., Ltd. with the meaning of the Certified Public Accountants Law.

# COPY OF AUDIT OF BOARD OF CORPORATE AUDITORS

## AUDIT REPORT

In order to audit the performance of directors' duties in the 78th fiscal year from April 1, 2001 to March 31, 2002, reports and procedures from all auditors were heard and conferred upon.

As a result of our audit, we report as follows:

1. Outline of Audit Procedures

We, corporate auditors, conducted this audit in accordance with the law, policy stipulated by the Board of Corporate Auditors and our corporate responsibilities.

(1) In relation to this audit, we heard audit procedures and plans from accountants, attended meetings from time to time, heard reports on Company activities and results, investigated asset situations as we considered necessary under the circumstances, requested accounting auditors to report results from their audits and examined Company financial statements.

(2) In regards to non-accounting duties, we attended board of directors' meetings and other pertinent meetings, heard business reports from directors and others important documents for approval, investigated activities of major offices and requested subsidiaries to submit reports of their audits as we considered necessary under the circumstances.

(3) In addition to the aforementioned audit procedures, we performed certain other audit procedures such as detailed investigations of related transactions as we considered necessary under the circumstances such as, any transactions for directors' benefits, transactions containing a conflict of interest and other transactions between directors and the Company, benefits bestowed by the Company, unusual transactions with subsidiaries or shareholders, and acquisition or manipulation of the Company owned stock.

2. Result of Audit

(1) Audit procedures performed by the Accounting Auditors, ChuoAoyama Audit Corporation, and their conclusions are appropriate.

(2) The Annual Business Report shows correctly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.

(3) In light of the financial position of the Company and other conditions, there is no other matter to be included in the Statement of Proposed Appropriation of Retained Earnings.

(4) The Supported Schedule shows correctly all required items and there is no other matter that should be included.

(5) There are no irregularities involving the performance of directors' duties, including duties related to subsidiaries, or material noncompliance with applicable laws and regulations and the Articles of Incorporation.

As a result of our audit, we did not find anything in noncompliance with directors' liability such as directors' transactions as stipulated in the first clause of Article 109 of the enforcement regulations for the Commercial Law.

April 23, 2002

Board of Corporate Auditors, SANYO Electric Co., Ltd.

| | |
|---|---|
| Corporate Executive Auditor | Akihide Kawanaka |
| Corporate Executive Auditor | Shigeru Sakata |
| Corporate Executive Auditor | Ryota Tominaga |
| Corporate Auditor | Sotoo Tatsumi |
| Corporate Auditor | Takao Sudo |

Note: Messrs. Sotoo Tatsumi, Corporate Auditor and Takao Sudo, Corporate Auditor are Corporate Auditors (External) as provided in clause 1, Article 18 of The Supplementary Act to Commercial Law.

# EXPLANATORY VOTING INFORMATION

1. Total number of shareholders' voting rights: 1,853,505

2. Agenda and explanatory materials:

**Bill No.1: Presentation and Approval of Proposed Appropriation of Retained Earnings for the 78th Term**

The Company proposes to appropriate the retained earnings as stated on Page 21.
We place great importance on sharing profits with our shareholders.

Our basic policy is to give consideration to the balance between reserving capital for plant and equipment investment and research and development investment that is required to cope with ever-changing business conditions, and to maintain stable distribution of dividends that are backed up by our business performance.

Based on this policy, stocksholders' dividends for this business year will be ¥3.0 per share, the same as interim dividends.

**Bill No.2: Acquisition of SANYO Shares**

In order to flexibly cope with changes in the business environment, based on the provision of Article 210 of the Commercial Law, during the period from the closing of this ordinary general meeting of shareholders to the closing of the next ordinary general meeting of shareholders, SANYO Electric Co., Ltd is prepared to purchase up to a maximum number of 40 million common shares of SANYO share, or pay the total acquisition cost not to exceed 25,000 million yen.

**Bill No.3: Partial Revisions to the Articles of Incorporation**

(1) Reasons for revisions

① To prepare for future development in new business fields by the Company and its subsidiaries, business purposes have been added.

② The "Law governing such matters as partial revisions of the Commercial Law" (Law No. 79, 2001) went into effect on October 1, 2001 in which such matters as abolition of face-value shares, establishment of a new unit (tangen) of shares system, and abolition of laws pertaining to an exception of the Commercial Law regarding stock cancellation procedures were implemented.

In addition, the "Law governing such matters as partial revisions of the Commercial Law" (Law No. 128, 2001) went into effect on April 1, 2002 in which electronization of business related documents was legislated.

Further, the "Law governing such matters as partial revisions of the Commercial Law and laws pertaining to an exception of the Commercial Law regarding such matters as auditing of a joint-stock corporation " (Law No. 149, 2001) went into effect on May 1, 2002 in which matters such as the extension of an auditor's term were implemented.

Based on the revisions of the Commercial Law above, necessary revisions to articles of incorporation have been made.

③ Based on the deletion of Article 9 of the current articles of incorporation, Article 10 and those after of the current articles of incorporation, have been brought forward sequentially.

(2) Description of revisions

Revisions are as shown below. (Underlined portions have been revised.)

| Original Statement | Proposed Revision |
|---|---|
| Article 3. (Purpose)<br>The purpose of the Company shall be to engage in the following business:<br>(1)-(6) (Omitted)<br>(7) Purchase of installment sale accounts extending loans and guaranties, conducting credit standing research and operating a bill collecting agency;<br>(8)-(13) (Omitted)<br>(New)<br>(14) (Omitted) | Article 3. (Purpose)<br>The purpose of the Company shall be to engage in the following business:<br>(1)-(6) (No revisions)<br>(7) Financial business including purchase of installment sale accounts extending loans and guaranties, conducting credit standing research and operating a bill collecting agency;<br>(8)-(13) (No revisions)<br>(14) Investment business<br>(15)( No revisions) |
| Article 5. (Total Number of Shares, etc.)<br>1. (Omitted)<br>2. The par value of each par value share to be issued by the Company shall be fifty (50) yen.<br>3. The number of shares constituting one (1) unit of shares of the Company shall be one thousand (1,000).<br>(New) | Article 5. (Total Number of Shares, etc.)<br>1. (No revisions)<br>(Deleted)<br>2. The number of shares constituting one (1) new unit (tangen) of shares of the Company shall be one thousand (1,000).<br>3. The Company does not issue shares less than the number of shares constituting one new unit (tangen) of shares (hereinafter referred to as "shares constituting less than a new unit (tangen)") except for the matters as stipulated otherwise in the regulations for share dealing |
| Article 6. (Record Date)<br>1. The Company shall deem those shareholders (inclusive of beneficial owners. Same applies below.) whose names appear as such on the register of shareholders (inclusive of register of beneficial owners. Same applies below.) at the closing thereof on March 31 each year as the shareholders entitled to exercise their rights as shareholders at the ordinary general meeting of shareholders with respect to the business year ending on such March 31.<br>2. Except for the preceding paragraph and Article 31, it is necessary to determine the shareholders or pledgees entitled to exercise their rights, the Company may, by a resolution of the Board of Directors and upon giving prior public notice, determine those shareholders and pledgees whose names appear as such on the register of shareholders at a certain record date as the shareholders or pledgees entitled to exercise their rights as such. | Article 6. (Record Date)<br>1. The Company shall deem those shareholders (inclusive of beneficial owners. Same applies below.) whose names are listed or recorded as such in the register of shareholders (inclusive of register of beneficial owners. Same applies below.) at the closing thereof on March 31 each year as the shareholders entitled to exercise their rights as shareholders at the ordinary general meeting of shareholders with respect to the business year ending on such March 31.<br>2. Except for the preceding paragraph and Article 30, it is necessary to determine the shareholders or pledgees entitled to exercise their rights, the Company may, by a resolution of the Board of Directors and upon giving prior public notice, determine those shareholders and pledgees whose names are listed or recorded as such in the register of shareholders at a certain record date as the shareholders or pledgees entitled to exercise their rights as such. |

| | |
|---|---|
| Article 7. (Transfer Agent)<br>1. (Omitted)<br>2.(Omitted)<br>3. The register of shareholders of the Company shall be kept at the handling office of the transfer agent, and the business pertaining to shares, such as registration of transfers of shares and purchase of shares constituting less than a unit by the Company, shall be handled by the transfer agent, and the Company shall not handle any of such business directly. | Article 7. (Transfer Agent)<br>1. (No revisions)<br>2.( No revisions)<br>3. The register of shareholders of the Company shall be kept at the handling office of the transfer agent, and the business pertaining to shares, such as registration of transfers of shares and purchase of shares constituting less than a new unit (tangen) by the Company, shall be handled by the transfer agent, and the Company shall not handle any of such business directly. |
| Article 8. (Share Handling Regulations)<br>The denomination of share certificates, registration of transfers of shares, registration of pledges, indication of shares held in trust, reports to be made by shareholders, report of mailing address or resident proxy in Japan of nonresident shareholders, reissuance of share certificates, non-possession of share certificates, purchase of shares constituting less than a unit by the Company and handling other business related to shares of the Company and fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors. | Article 8. (Share Handling Regulations)<br>The denomination of share certificates, registration of transfers of shares, registration of pledges, indication of shares held in trust, reports to be made by shareholders, report of mailing address or resident proxy in Japan of nonresident shareholders, reissuance of share certificates, non-possession of share certificates, purchase of shares constituting less than a new unit (tangen) by the Company and handling other business related to shares of the Company and fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors. |
| Article 9. (Acquisition of SANYO shares according to a resolution of the Board of Directors)<br>1. After June 26, 1998, the Company has the authority to use profits to purchase up to one hundred million (100,000,000) of its own shares for redemption purposes according to a resolution of the Board of Directors<br>2 . In addition to the above, after June 29, 2000, the Company has the authority to use Additional paid-in capital to purchase up to fifty million (50,000,000) of its own shares with an acquisition value of up to thirty-five billion yen (35,000,000,000) for redemption purposes according to a resolution of the Board of Directors. | (Deleted) |
| Article 10, (Ordinary and Extraordinary General Meetings)<br>1. (Omitted)<br>2. The shareholders who are entitled to exercise their rights at the ordinary general meetings of shareholders mentioned in the preceding paragraph shall be those having voting rights last registered on the March 31st immediately preceding the date of the above ordinary general meeting of shareholders with respect to shares issued until and on that March 31st and, with respect to shares issued from the following April 1 | Article 9, (Ordinary and Extraordinary General Meetings)<br>1. (Omitted)<br>2. The shareholders who are entitled to exercise their rights at the ordinary general meetings of shareholders mentioned in the preceding paragraph shall be those having voting rights last listed or recorded in the register on the March 31st immediately preceding the date of the above ordinary general meeting of shareholders with respect to shares issued until and on that March 31st and, with respect to shares issued from the |

| | |
|---|---|
| through the date of the above ordinary general meeting of shareholders, shall be those having voting rights first registered on the day when such shares are issued. | following April 1 through the date of the above ordinary general meeting of shareholders, shall be those having voting rights first listed or recorded in the register on the day when such shares are issued. |
| Articles 11. to 14.<br>(Omitted) | Articles 10. to 13.<br>(No revisions) |
| Article 15. (Election of Directors)<br>1. (Omitted)<br>2. In order to adopt the resolution for election referred to in the preceding paragraph, shareholders holding not less than one-third (1/3) of the total number of issued and outstanding shares of the Company with voting rights shall be present thereat.<br>3. (Omitted) | Article 14. (Election of Directors)<br>1. (No revisions)<br>2. In order to adopt the resolution for election referred to in the preceding paragraph, shareholders holding not less than one-third (1/3) of the total of shareholders' voting rights shall be present thereat.<br>3. (No revisions) |
| Articles 16. to 22.<br>(Omitted) | Articles 15. to 21.<br>(No revisions) |
| Article 23. (Election of Corporate Auditors)<br>1. (Omitted)<br>2. In order to adopt the resolution for election referred to in the preceding paragraph, shareholders holding not less than one-third (1/3) of the total number of issued and outstanding shares of the Company with voting rights shall be present thereat. | Article 22. (Election of Corporate Auditors)<br>1. (No revisions)<br>2. In order to adopt the resolution for election referred to in the preceding paragraph, shareholders holding not less than one-third (1/3) of the total of shareholders' voting rights shall be present thereat. |
| Article 24. (Terms of Office of Corporate Auditors)<br>1. The terms of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within three (3) years after their assumption of office.<br>2. (Omitted) | Article 23. (Terms of Office of Corporate Auditors)<br>1. The terms of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within four (4) years after their assumption of office.<br>2. (No revisions) |
| Articles 25. to 29.<br>(Omitted) | Articles 24. to 28.<br>(No revisions) |
| Article 30. (Dividends)<br>Dividends of the Company shall be paid to those shareholders or pledgees whose names appear as such on the register of shareholders at the closing thereof on March 31 of each year. | Article 29. (Dividends)<br>Dividends of the Company shall be paid to those shareholders or pledgees whose names are listed or recorded as such in the register of shareholders at the closing thereof on March 31 of each year. |
| Article 31. (Interim Dividends)<br>The Company may, by a resolution of the Board of Directors, pay interim dividends (cash distributions as provided for in Article 293-5 of the Commercial Code; hereinafter the same being applicable) to those shareholders or pledgees whose names appear as such on the register of shareholders at the closing thereof on September 30 of each year. | Article 30. (Interim Dividends)<br>The Company may, by a resolution of the Board of Directors, pay interim dividends (cash distributions as provided for in Article 293-5 of the Commercial Code; hereinafter the same being applicable) to those shareholders or pledgees whose names are listed or recorded as such in the register of shareholders at the closing thereof on September 30 of each year. |

| | |
|---|---|
| Articles 32. and 33.<br>(Omitted) | Articles 31. and 32.<br>(No revisions) |
| Additional Provision<br>(Validity of Article 9, Section 2)<br>Provisions in Article 9, Section 2 of these Articles of Incorporation will be invalid after March 31, 2002. However, they will remain valid if shares are purchased according to a resolution when such a resolution has been passed by the Board of Directors prior to this date.<br>(New) | Additional Provision<br>(Deleted)<br><br>(Interim measure regarding the term of Office of Corporation Auditors)<br>As for the term of Office of Corporate Auditors holding this position before the conclusion of the ordinary general meeting of shareholders with respect to the first closing of accounts after May 1, 2002, the statement reading "within 4 years after their assumption of office" in the first clause of Article 23 of these articles of incorporation shall be changed to "within 3 years after assumption of office." |

Bill No. 4: Election and Appointment of nine Directors

The terms of office of ten Directors, i.e. Messrs., Satoshi Iue, Yukinori Kuwano, Yoshio Shimoda, Motoharu Iue, Nobuaki Kumagai, Sadao Kondo, Yasusuke Tanaka, Junichiro Yano, Toshimasa Iue and Sunao Okubo shall expire at the close of this Ordinary General Meeting of Shareholders.
A proposal is made, therefore, to vote upon nine Candidates for Director.

Candidates for Director

(* New Candidate)

Name: Satoshi Iue

Date of Birth: February 28, 1932

Business Activities:

| | |
|---|---|
| Apr. 1956 | Joined SANYO Electric Co., Ltd. |
| July 1959 | Appointed as Director of Tokyo SANYO Electric Co., Ltd. |
| Jan. 1961 | Appointed as Director of SANYO Electric Co., Ltd. |
| Jan. 1968 | Appointed as Managing Director |
| July 1972 | Appointed as Executive Managing Director |
| Feb. 1985 | Appointed as Executive Vice President |
| Feb. 1986 | Appointed as President |
| | Appointed as President of Tokyo SANYO Electric Co., Ltd. |
| Dec. 1992 | Appointed as Chairman of SANYO Electric Co., Ltd. (Continues) |
| June 1999 | Appointed as Chairman & Chief Executive Officer (CEO) (Continues) |

Number of shares of SANYO Electric Co., Ltd. owned: 17,687,505 shares

Name: Yukinori Kuwano

Date of Birth: February 14, 1941

Business Activities:

| | |
|---|---|
| Apr. 1963 | Joined SANYO Electric Co., Ltd. |
| Apr. 1992 | Appointed as Deputy General Manager of R&D Headquarters |
| Feb. 1993 | Appointed as Director |
| June 1996 | Appointed as Managing Director |
| June 1999 | Appointed as Director |
| | Appointed as Executive Officer |
| Nov. 2000 | Appointed as President (Continues) |
| | Appointed as President & Chief Operating Officer (COO) (Continues) |

Number of shares of SANYO Electric Co., Ltd. owned: 41,000 shares

Name: Nobuaki Kumagai

Date of Birth: May 19, 1929

Business Activities:

| | |
|---|---|
| June 1971 | Appointed as Professor - Faculty of Engineering, Osaka University |
| Aug. 1985 | Appointed as President of this university |
| Mar. 1992 | Appointed as President and Director General of Institute of Nuclear Safety System, Incorporated (Continues) |
| Dec. 1993 | Appointed as member of the Council for Science and Technology |
| June 2000 | Appointed as Director of SANYO Electric Co., Ltd. (Continues) |

Concurrent Post:

President and Director General of Institute of Nuclear Safety System, Incorporated

Number of shares of SANYO Electric Co., Ltd. owned: 0 (zero) shares

Name: Sadao Kondo

Date of Birth: January 18, 1938

Business Activities:

| | |
|---|---|
| Apr. 1960 | Joined Tokyo SANYO Electric Co., Ltd. |
| Dec. 1988 | Appointed as General Manager of LSI Division, Semiconductor Business Headquarters, SANYO Electric Co., Ltd. |
| Feb. 1993 | Appointed as Director |
| Feb. 1995 | Appointed as Managing Director |
| June 1996 | Appointed as Executive Managing Director |
| June 1998 | Appointed as President |
| June 1999 | Appointed as President & Chief Operating Officer (COO) |
| Nov. 2000 | Appointed as Director (Continues) |
| June 2001 | Appointed as Chairman of Tottori SANYO Electric Co., Ltd. (Continues) |

Concurrent Post:

Chairman of Tottori SANYO Electric Co., Ltd.

Number of shares of SANYO Electric Co., Ltd. owned: 56,000 shares

Name: Toshimasa Iue

Date of Birth: December 3, 1962

Business Activities:

| | |
|---|---|
| Apr. 1989 | Joined SANYO Electric Co., Ltd. |
| Feb. 1995 | Appointed as Managing Director of Tottori SANYO Electric Co., Ltd. |
| Apr. 1996 | Appointed as President of Soft Energy Business Headquarters, SANYO Electric Co., Ltd. |
| June 1996 | Appointed as Director |
| June 1998 | Appointed as Managing Director |
| Apr. 1999 | Appointed as President of Soft Energy Company (Continues) |
| June 1999 | Appointed as Director (Continues)<br>Appointed as Executive Officer (Continues) |
| Apr. 2002 | Appointed as Supervisor of Parts Divisions (Continues) |

Number of shares of SANYO Electric Co., Ltd. owned: 1,001,000 shares

Name: Sunao Okubo

Date of Birth: May 27, 1938

Business Activities:

| | |
|---|---|
| Apr. 1963 | Joined SANYO Electric Co., Ltd. |
| Dec. 1994 | Appointed as Senior Manager of Corporate Finance & Accounting Department |
| June 1996 | Appointed as Director |
| June 1998 | Appointed as Managing Director |
| Apr. 1999 | Appointed as Financial Executive (Continues) and Strategy Executive |
| June 1999 | Appointed as Director (Continues)<br>Appointed as Executive Officer (Continues) |

Number of shares of SANYO Electric Co., Ltd. owned: 15,000 shares

Name: *Tomoyo Nonaka

Date of Birth: June 18, 1954

Business Activities:

| | |
|---|---|
| Apr. 1987 | Appointed as Guest Professor - Chukyo Women's University (Continues) |
| Oct. 1995 | Appointed as member of the Financial System Council of the Finance Ministry (presently the Ministry of Finance) (Continues) |
| Mar. 1998 | Appointed as member of the board of directors of Japan Amateur Sports Association (Continues) |
| Jan. 2001 | Appointed as member of the Legislative Council of the Ministry of Justice (Continues) |
| | Appointed as member of the Council for Science and Technology and the Science Council of the Ministry of Education, Culture, Sports, Science and Technology (Continues) |
| Apr. 2001 | Appointed as chairperson of the board of directors of the Nikko Research Center, Ltd. (presently Nikko Financial Intelligence, Inc.) (Continues) |
| Mar. 2002 | Appointed as Director of ASAHI Breweries Ltd. (Continues) |

Number of shares of SANYO Electric Co., Ltd. owned: 0 (zero) shares

Name: *Hiromoto Sekino

Date of Birth: January 15, 1941

Business Activities:

| | |
|---|---|
| Apr. 1963 | Entered the Ministry of International Trade and Industry |
| June 1989 | Appointed as Councilor of the Price Bureau of Economic Planning Agency |
| July 1990 | Appointed as member of the board of directors of Japan Small Business Corporation |
| July 1993 | Joined SANYO Electric Co., Ltd. |
| Dec. 1993 | Appointed as Executive Liaison Manager |
| Feb. 1994 | Appointed as Director |
| June 1998 | Appointed as Managing Director |
| June 1999 | Appointed as Senior Officer (Continues) |
| Apr. 2001 | Appointed as a person in charge of Liaison, Environment, Risk Management (Continues), and Tokyo Area (Continues) |

Number of shares of SANYO Electric Co., Ltd. owned: 18,000 shares

Name: *Eiji Kotobuki

Date of Birth: October 21, 1941

Business Activities:

| | |
|---|---|
| July 1964 | Joined SANYO Electric Co., Ltd. |
| Mar. 1982 | Appointed as General Manager of Himeji Sales Branch, SANYO Electric Kinki Sales Co., Ltd. |
| Jan. 1990 | Appointed as Executive Planning Manager |
| Mar. 1992 | Appointed as General Manager of Audio-Video Domestic Marketing Division, Audio-Video Business Headquarters |
| Dec. 1994 | Appointed as General Manager of Personal Telecommunication Division, Audio-Video Business Headquarters |
| June 1999 | Appointed as Officer, Vice President of Multimedia Company, and General Manager of Personal Telecommunication Division |
| Apr. 2001 | Appointed as Senior Officer (Continues)<br>President of Multimedia Company (Continues)<br>President of SANYO Telecommunications Co., Ltd. (Continues) |

Concurrent Post:

President of SANYO Telecommunications Co., Ltd.

Number of shares of SANYO Electric Co., Ltd. owned: 18,000 shares

(Notes)

1. Mr. Nobuaki Kumagai and Ms. Tomoyo Nonaka are candidates to become External Directors who satisfy the necessary conditions as provided in 7-2 of the second clause of Article 188 of the Commercial Law.
2. Conflict of Interest with the Company:
   Candidate Director, Sadao Kondo serves as President of Tottori SANYO Electric Co., Ltd. from which SANYO Electric Co., Ltd. purchases merchandise and parts.

**Bill No. 5: Election and Appointment of three Corporate Auditors**

The terms of office of three Corporate Auditors, i.e. Messrs., Akihide Kawanaka, Sotoo Tatsumi and Takao Sudo shall expire at the close of this Ordinary General Meeting of Shareholders. A proposal is made, therefore, to vote upon three Candidates for Corporate Auditor.

Based on the interim measure as provided in Article 7 of the supplementary provision of the "Law governing such matters as partial revisions of the Commercial Law and laws pertaining to an exception of the Commercial Law regarding such matters as auditing of a joint-stock corporation " (Law No. 149, 2001), it is stipulated that the term of Office of Corporate Auditor who is elected at this general meeting will be until the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within 3 years after their assumption of office.

Candidate corporate auditors are as follows:

As for the submission of this bill, consent from the board of corporate auditors has been obtained.

Name: Sotoo Tatsumi

Date of Birth: October 7, 1923

Business Activities:

| | |
|---|---|
| June 1993 | Appointed as Chairman and Chief Executive Officer of The Sumitomo Bank, Limited |
| Feb. 1994 | Appointed as Statutory Auditor of SANYO Electric Co., Ltd. (Continues) |
| June 1997 | Appointed as Special Advisor of The Sumitomo Bank, Limited (presently The Sumitomo Mitsui Banking Corporation)(Continues) |

Number of shares of SANYO Electric Co., Ltd. owned: 10,000 shares

Name: *Takeshi Inoue

Date of Birth: April 10, 1941

Business Activities:

| | |
|---|---|
| April 1965 | Joined SANYO Electric Co., Ltd. |
| Feb. 1991 | Appointed as General Manager of Accounting Department, Corporate Finance & Accounting Headquarters |
| Dec. 1991 | Appointed as General Manager of Planning & Administration Department |
| Dec. 1994 | Appointed as General Manager of New Business Development Office |
| Dec. 1996 | Appointed as General Manager of Business Promotion Department |
| Apr. 1999 | Appointed as General Manager of Corporate Finance & Accounting Department |
| June 2001 | Appointed as Corporate Executive Auditor of SANYO Electric Credit Co., Ltd. (Continues) |

Number of shares of SANYO Electric Co., Ltd. owned: 14,000 shares

Name: *Hiroshi Toda

Date of Birth: November 18, 1933

Business Activities:

| | |
|---|---|
| Apr. 1975 | Appointed as Professor - Faculty of Business Administration, Kyoto Sangyo University |
| Apr. 1987 | Appointed as Professor - Graduate School Faculty, Department of Economics, Kobe Gakuin University (Continues) |
| Apr. 1992 | Appointed as Executive Partner (C.P.A.) of Shimbashi Accounting Office (Audit Corporation) (presently Shimbashi Audit Corporation) (Continues) |
| Oct. 1993 | Appointed as member of the board of directors of Institute of Bookkeeping of Japan (continues), and vice-chairman |
| Oct. 1997 | Appointed as member of the executive board of Association for Research on NPOBP (Continues) |
| Nov. 2000 | Appointed as Corporate Advisor of the Internal Audit Committee of SANYO Electric Co., Ltd. (Continues) |
| Feb. 2002 | Appointed as chairman of the Compensation Committee of SANYO |

Electric Co., Ltd. (Continues)

Concurrent Post:

Executive Partner of Shimbashi Audit Corporation

Number of shares of SANYO Electric Co., Ltd. owned: 0 (zero) shares

Note: Messrs. Sotoo Tatsumi, and Hiroshi Toda are candidates for Corporate Auditors (External) as provided in clause 1, Article 18 of The Supplementary Act to Commercial Law.

**Bill No. 6: Granting Stock Purchase Rights per Stock Option Plan**

This bill is regarding the grant of Stock Purchase Rights per the Stock Option Plan to top executives of SANYO Electric Group companies in accordance with Article 280, Section 20-21 of the Commercial Law. It requires your approval before it can be presented in the 78th Ordinary General Meeting of Shareholders.

1. **Purpose of Stock Option Plan and Objective of Granting the Stock Purchase Rights with Favorable Conditions**

The purpose of granting the Stock Purchase Rights as part of the Stock Option Plan is to increase the desire and dedication of Directors, Corporate Auditors, Officers, and managerial employees of the Company as well as the top management staff of major subsidiaries of the Company to enhance company performance and increase the corporate value.

Since stocks will be issued as stock options, there will be no established issue price and the amount to be paid at the time of exercising stock options will be based on the market value as described in 2-(4).

2. **A Summary of Issuance of Stock Purchase Rights**

**(1) Number and Type of Stock to be Allotted for Stock Purchase Rights**

SANYO common stock 1,800,000 shares (maximum)

When the stock is split or merged, the number of shares allotted for Stock Purchase Rights needs to be adjusted by using the following formula. This adjustment is made on the number of allotted shares for Stock Purchase Rights that have not yet been exercised at that time. The adjusted number of shares should be rounded off to decimal point.

Post-adjustment number of shares = Pre-adjustment number of shares × Ratio of split and merged shares

**(2) Total Number of Stock Purchase Rights to be Issued**

1,800 Stock Purchase Rights (maximum) (1,000 shares per Stock Purchase Right)

When the number of shares described in 2-(1) is adjusted, the number of Stock Purchase Rights to be issued needs to be adjusted the same way.

**(3) Issue Price of Stock Purchase Rights**

Stock Purchase Rights will be issued at no value.

**(4) Amount of Payment at the Time of Execution**

The amount of payment per stock will be calculated as shown below.

Stocks can be purchased at 1.05 of the closing average of each trading day (excluding non-trading days) at the Tokyo Stock Exchange for the month prior to the month in which the Stock Purchase Rights are issued. This should be rounded up to the nearest yen.

However, if this price falls below the closing price on the day of issuance, the closing price will

be used.

When stock is split or stocks are merged, the following formula will be used to adjust the amount of payment. The results should be rounded up to the nearest yen.

$$\text{Post-adjustment amount of payment} = \text{Pre-adjustment amount of payment} \times \frac{1}{\text{Ratio of split / merged shares}}$$

When new shares are issued with a price under the market price, the following formula will be used to adjust the amount of payment. The results should be rounded up to the nearest yen.

$$\text{Post-adjustment amount of payment} = \text{Pre-adjustment amount of payment} \times \frac{\text{Number of outstanding shares} \times \frac{\text{Number of newly-issued shares} \times \text{Amount paid per share}}{\text{Share price prior to new issuance}}}{\text{Number of outstanding shares} + \text{Number of newly-issued shares}}$$

**(5) Exercisable Period of Stock Purchase Rights**

July 1, 2004 to June 30, 2006

**(6) Conditions Pertaining to the Exercise of Stock Purchase Rights**

① Partial execution of the Stock Purchase Rights is not permitted.
(One Stock Purchase Right is the minimum exercisable unit.)

② If any of the recipients move from their positions, the terms of their exercise rights will be set out in an agreement between SANYO and that person, and based on decisions reached by the General Meeting and the Board of Directors.

**(7) Restrictions Pertaining to the Transfer of Stock Purchase Rights**

Transfer of the Stock Purchase Right to others must be approved by the Board of Directors.

**Bill No. 7: Granting Retirement Allowance for Retiring Directors**

Directors Yoshio Shimoda, Motoharu Iue, Yasusuke Tanaka, and Junichiro Yano will retire from office at conclusion of their terms of offices at the close of this Ordinary General Meeting of Shareholders.

It is proposed that allowances be paid to the gentlemen within the amount of reasonable level determined in accordance with the Company's rule for their meritorious services during their terms of office.

We would like to ask you to leave the concrete amount, time and method of presentation to consultation at the Board of Directors.

The following shows the business activities of the above-mentioned retiring Directors.

Name: Yoshio Shimoda

Business Activities:

| | |
|---|---|
| Feb. 1989 | Appointed as Director of SANYO Electric Co., Ltd. |
| Dec. 1992 | Appointed as Managing Director |
| June 1996 | Appointed as Executive Managing Director |
| June 1998 | Appointed as Executive Vice President |
| June 1999 | Appointed as Executive Director (Continues) |

Name: Motoharu Iue

Business Activities:

| | |
|---|---|
| July 1972 | Appointed as Director of Tokyo SANYO Electric Co., Ltd. |
| Feb. 1977 | Appointed as Managing Director |
| | Appointed as Director of SANYO Electric Co., Ltd. |
| Dec. 1986 | Appointed as Managing Director of SANYO Electric Co., Ltd. |
| Feb. 1989 | Appointed as Director |
| Apr. 1999 | Appointed as Executive Managing Director |
| June 1999 | Appointed as Executive Director (Continues) |

Name: Yasusuke Tanaka

Business Activities:

| | |
|---|---|
| Feb. 1995 | Appointed as Managing Director of SANYO Electric Co., Ltd. |
| June 1998 | Appointed as Executive Managing Director |
| June 1999 | Appointed as Director (Continues) |

Name: Junichiro Yano

Business Activities:

| | |
|---|---|
| Feb. 1993 | Appointed as Director of SANYO Electric Co., Ltd. |
| June 1996 | Appointed as Managing Director |
| June 1998 | Appointed as Executive Managing Director |
| June 1999 | Appointed as Director (Continues) |

**Bill No. 8: Granting Retirement Allowance for Retiring Corporate Auditor**

Corporate Auditors Akihide Kawanaka andTakao Sudo will retire from office at conclusion of his term of office at the close of this Ordinary General Meeting of Shareholders.

It is proposed that allowance be paid to the gentlemen within the amount of reasonable level determined in accordance with the Company's rule for his meritorious services during his term of office.

We would like to ask you to leave the concrete amount, time and method of presentation to consultation at the Board of Corporate Auditors.

The following shows the business activities of the above-mentioned retiring Corporate Auditors.

Name: Akihide Kawanaka

Business Activities:

| | |
|---|---|
| June 1996 | Appointed as Corporate Executive Auditor of SANYO Electric Co., Ltd. (Continues) |

Name: Takao Sudo

Business Activities:

| | |
|---|---|
| June 1996 | Appointed as Corporate Auditor of SANYO Electric Co., Ltd. (Continues) |